L:\Craig\Company Secretarial\Namibian Minerals Corporation\Form 6-K\May 9. 2002.doc

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a016 or 15d-16

of The Securities Exchange Act of 1934

For the period to **9 May, 2002**

NAMIBIAN MINERALS CORPORATION

(Translation of registrant's name into English)

26 DOVER STREET, LONDON, W1S 4LY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 or Form 40-F

Form 20-F.........√............. Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes .... No ....√...........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82...........................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NAMIBIAN MINERALS CORPORATION
(Registrant)

Date: May 9, 2002

By_______________________
(Signature)

Craig Assheton-Smith
Company Secretary

ATTACHMENTS

The attached documents are as follows:

Exhibit

1. News Release dated 6 May 2002 – Nasdaq De-listing

NAMCO

Media release

Namibian Minerals Corporation

26 Dover Street, London, W1S 4LY

Tel +44 20 7763 7100 Fax +44 20 7763 7101 email gwalker@namco.co.za

Nasdaq Trading Symbol: NMCOF
TSE Trading Symbol: NMR
NSX Trading Symbol: NMC

NASDAQ DE-LISTING

Cape Town, 6 May 2002 - Namibian Minerals Corporation ("Namco") has decided to forego its listing on the United States-based Nasdaq National Market. The Company's shares are listed on the Toronto and Namibian stock exchanges and US-based shareholders will have access to trade in Namco shares via these exchanges. Namco will continue to comply with United States reporting requirements.

As has been the case with a number of other Nasdaq-listed companies, Namco's share price is now trading below the minimum US$ 1.00 bid price required under Nasdaq listing regulations. On February 14 2002, Nasdaq formally notified Namco that the Company had until May 15, 2002 to regain compliance or face de-listing.

Namco considered the benefits and effects of various options, including implementing a share consolidation in order to bring the share price above the US$1.00 minimum, or transferring the Company's securities to the Nasdaq SmallCap Market for a further 270 days, while seeking to regain compliance with the listing requirements. Namco decided that neither of these options was attractive, given the lead-time in implementing the Company's exploration and mining recovery programmes. Accordingly, Namco expects to receive notification from Nasdaq that its securities will be de-listed following the expiry of the May 15 deadline.

This action does not preclude Namco from seeking re-listing on the Nasdaq or another appropriate market in the US or Europe in the future.

None of the Nasdaq National Market, The Toronto Stock Exchange, nor the Namibian Stock Exchange has reviewed the information contained herein and does not accept responsibility for the adequacy or the accuracy of the above.

For further information please contact:
Greg Walker
email: gwalker@namco.co.za
tel: +27 21 659-1100